BAKER & MCKENZIE

東京青山・青木・狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08001811

April 3, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market and its Termination dated April 2, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

April 2, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market and its Termination

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on September 18th, 2007, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below. As a result, the Company terminated the repurchase resolved at the Board of Directors' meeting.

Description

1. Period of repurchase:	From March 1st, 2008, to March 31st, 2008
2. Number of shares repurchased:	64,950 shares
3. Total cost of repurchase:	41,485,700 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on September 18th, 2007

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (the ratio to the number of total issued shares: 1.77%)
- Total value of shares to be repurchased:	1,500 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from September 18th, 2007, when Board of Directors' meeting was held, to March 31st, 2008 is as follows:

- Total number of shares repurchased:	626,000 shares
- Total value of shares repurchased:	514,268,450 yen

- END -

END